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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 0-16006

COGNOS INCORPORATED
(Translation of registrant's name into English)

3755 Riverside Drive
P.O. Box 9707, Station T
Ottawa, Ontario, Canada
K1G4K9
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                 .

        Cognos Incorporated (the "Registrant") is furnishing the following exhibits on this report on Form 6-K, which are hereby incorporated by reference.

Exhibit No.	Document
99.1	Notice of Special Meeting of Shareholders and Management Proxy Circular, December 10, 2007
99.2	Form of Proxy
99.3	Letter of Transmittal

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COGNOS INCORPORATED
(Registrant)
By:	/s/ Rob Ashe
Name:	Rob Ashe
Title:	President & Chief Executive Officer

Date: December 14, 2007

EXHIBITS

Exhibit No.	Description
99.1	Notice of Special Meeting of Shareholders and Management Proxy Circular, December 10, 2007
99.2	Form of Proxy
99.3	Letter of Transmittal

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SIGNATURES
EXHIBITS